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OMB Number: 3235-0360 Expires: December 31, 2014 Estimated average burden hours per response 2.0
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number : 811-1056				Date examination completed: October 10, 2012
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Capital Southwest Corporation
4. Address of principal executive office (number, street, city, state, zip code): 12900 Preston Road, Suite 700, Dallas, Texas 75230

OMB APPROVAL
OMB Number: 3235-0360 Expires: December 31, 2014 Estimated average burden hours per response 2.0
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number : 811-1947				Date examination completed: October 10, 2012
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Capital Southwest Venture Corporation
4. Address of principal executive office (number, street, city, state, zip code): 12900 Preston Road, Suite 700, Dallas, Texas 75230

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Capital Southwest Corporation and Subsidiaries:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Capital Southwest Corporation and subsidiary (the “Company”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of October 10, 2012.  Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of October 10, 2012, and with respect to agreement of security purchases and sales, for the period from March 31, 2012 (the date of our last examination) through October 10, 2012:

•	Confirmation of all securities held by Morgan Stanley Smith Barney (“Custodian”).

•	Reconciliation of all such securities to the books and records of the Company and the Custodian.

•
Agreement of additional investments in three existing portfolio companies, partial sale of two portfolio companies, new investment in one portfolio company, distribution of capital via common stockof one portfolio company and return of capital of one portfolio company since our last report from the books and records of the Company to the bank statements.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Capital Southwest Corporation and subsidiaries complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 10, 2012, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Capital Southwest Corporation and subsidiaries and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ GRANT THORNTON LLP

Dallas, Texas
November 21, 2012

Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940

We, as members of management of Capital Southwest Corporation and subsidiary (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 10, 2012 and from March 31, 2012 through October 10, 2012.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 10, 2012, and from March 31, 2012 through October 10, 2012 with respect to securities reflected in the investment account of the Company.

Capital Southwest Corporation

By:           /s/ Tracy L. Morris
               Tracy L. Morris
               Chief Financial Officer

               October 10, 2012